SAILFISH ENERGY HOLDINGS CORPORATION

625 E. Kaliste Saloom Road

Lafayette, Louisiana 70508

(337) 237-0410

March 15, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: H. Roger Schwall

Re:	Sailfish Energy Holdings Corporation

Amendment No. 1 to Registration Statement on Form S-4

Filed February 9, 2018

File No. 333-222341

Dear Mr. Schwall:

Set forth below are the responses of Sailfish Energy Holdings Corporation (the “Company”) to the letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated February 21, 2018, with respect to Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-222341) of the Company, as amended (the “Registration Statement”). Separately today, the Company has filed with the Commission Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

For your convenience, we have set forth below the Staff’s comments as set forth in the February 21, 2018 letter, followed by the Company’s responses thereto (including page references to Amendment No. 2, where applicable). Terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 2.

Background of the Transactions, page 74

1.	We note your response to our prior comment 5. Please provide more details regarding how Stone Energy’s board determined the aggregate amount of merger consideration to be received by Stone Energy stockholders.

Response: The Company has revised its disclosure on page 80 of Amendment No. 2 to provide more details regarding how Stone Energy’s board determined the aggregate amount of merger consideration to be received by Stone Energy stockholders.

Opinion of Stone’s Financial Advisor, page 101

Discounted Cash Flow Analysis, page 101

2.	We note your response to our prior comment 11. Please further describe the material assumptions made by Petrie in selecting the range of 9% to 30% discount rates in their Discounted Cash Flow Analysis.

Response: The Company has revised its disclosure on page 105 of Amendment No. 2 to further describe the material assumptions made by Petrie in selecting the range of 9% to 30% discount rates in their Discounted Cash Flow Analysis.

Precedent Transactions - Oil & Gas Corporate Transactions, page 106

3.	We note your response to our prior comment 14. In this regard, we note that all the transaction multiples applied in this analysis for Stone Energy appear to be below the mean of the range of multiples implied by the precedent transactions. Please provide more details regarding how Petrie selected the transaction multiples applied with respect to Stone Energy.

Response: The Company has revised its disclosure on page 109 of Amendment No. 2 to provide more details regarding how Petrie selected the transaction multiples applied with respect to Stone Energy.

Capital Market Comparison Analysis, page 106

4.	We note your response to prior comment 15. Please revise the disclosure to explain why Petrie used its professional judgment to choose certain market value multiples applied in this analysis that are outside of the full range implied by the peer companies.

Response: The Company has revised its disclosure on page 111 of Amendment No. 2 to explain why Petrie used its professional judgment to choose certain market value multiples applied in this analysis that are outside of the full range implied by the peer companies.

Certain Updates, page 112

5.	We note your response to prior comment 18 and reissue the comment. In this regard, we note that there appears to be no discussion in your consent solicitation/prospectus of the projections included on page 14 of Stone Energy’s board books.

Response: The Company respectfully submits that the information on page 14 of the Stone Energy board book is not a separate set of projections; rather, the information presented on page 14 reflects the Stone Energy and Talos Energy projections included in the consent solicitation statement/prospectus using more recent commodity prices. The Company has revised its disclosure on page 105 of Amendment No. 2 to describe the price case used by Petrie Partners under the heading “Reference Value Analysis.”

In addition, the Company does not believe that the differences between the numbers set forth on page 14 of the Stone Energy board book (“Page 14”) and the numbers included in the consent solicitation statement/prospectus (the “Disclosed Projections”) that result from the use of more recent commodity prices are material. A summary of the differences between the numbers is set forth below:

•	The only difference in the chart entitled “Production” on Page 14 and the production information in the body of the chart in the Disclosed Projections relates to the forecast error disclosed under “ – Certain Updates,” specifically the 40 mboepd production number for Talos Energy in 2019 on Page 14 is the same as the 40 mboepd production number for 2019 reflected in footnote (1) to the chart.

•	The EBITDA numbers for Talos Energy in the chart entitled “EBITDA” on Page 14 for 2017 through 2021 are $246 million, $317 million, $424 million, $381 million and $492 million, respectively. The corresponding numbers in the Disclosed Projections are $242 million, $316 million, $304 million, $371 million and $486 million. We note, however, that as disclosed in footnote (1) to the chart, the projected 2019 EBITDA initially provided by Talos Energy was $410 million, instead of the $304 million reflected in the chart, which was the result of Talos Energy’s forecast error disclosed under “–Certain Updates”.

•	The EBITDA numbers for Stone Energy in the chart entitled “EBITDA” on Page 14 for 2017 through 2021 are $173 million, $169 million, $140 million, $162 million and $170 million, respectively. The corresponding numbers in the Disclosed Projections are $172 million, $162 million, $133 million, $157 million and $168 million.

•	There are two differences between the chart entitled “Capex” on Page 14 and the information in the Disclosed Projections. The first is the $152 million of capital expenditures in 2017 for Stone Energy on Page 14, which is different from the $143 million number in the Disclosed Projections. The difference is that the capital expenditures number on Page 14 includes post-closing adjustments for Stone Energy’s Appalachian assets which were sold in early 2017 and capitalized interest. Petrie Partners did not use the $152 million number in its analysis, rather it used an estimate of the amount of capital expenditures remaining for 2017. The second difference is the $286 million of capital expenditures in 2020 for Talos Energy on Page 14, which is different from the $320 million number in the Disclosed Projections. This is merely a typographical error on Page 14. Petrie Partners used the correct $320 million number in its analysis – see bate-stamped page 55 of the Stone Energy board book, where the sum of the Capex and Capitalized G&A rows for 2020E equals $320 million.

•	Petrie Partners did not use the information set forth in the chart entitled “Unrestricted Cash & PF Leverage” on Page 14 in its analysis.

Unaudited Pro Forma Condensed Combined Financial Statements, page 159

6.	We note shares of unvested restricted stock units held by officers and employees of Stone Energy and the outstanding restricted stock units held by the directors of Stone Energy will vest at the time of the merger and will be settled in a share of New Talos common stock. Please tell us why you do not include adjustments to reflect the settlement of the restricted stock units in the pro forma financial statements.

Response: The Company has revised pro forma adjustment (i) on pages 161 and 166 of Amendment No. 2 to reflect the settlement of the outstanding restricted stock units.

Unaudited Pro Forma Condensed Combined Statements of Operations, page 161

7.	We note in pro forma adjustment (e) you are adjusting accretion expense on the asset retirement obligation as you have revised an assumption used in the calculation. Please clarify within the note disclosure how this adjustment directly relates to the transactions being presented in the pro forma financial statements.

Response: The Company has revised pro forma adjustment (e) on page 165 of Amendment No. 2 to clarify that the adjustment to accretion expense is a result of using Talos Energy’s credit-adjusted risk-free rate on the combined asset retirement obligation.

8.	Refer to pro forma adjustment (h). Please clarify within the note disclosure why interest expense decreases for the year ended December 31, 2016 but increases for the nine months ended September 30, 2017 to reflect the transactions contemplated under the Exchange Agreement.

Response: The Company respectfully advises the Staff that the pro forma adjustment to interest expense decreased the pro forma interest expense presented for the year ended December 31, 2016 as a result of the reduction of Stone Energy debt outstanding from December 31, 2016 to September 30, 2017 due to the Stone Energy bankruptcy. In addition, the pro forma adjustment to interest expense increased the pro forma interest expense presented for the nine months ended September 30, 2017 because the coupon rate of the pro forma debt is greater than the coupon rate on Stone Energy’s existing debt.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 162

9.	Please provide an explanation for the $60,000 pro forma adjustment to the line item, Long-term debt, net of discount and deferred financing costs.

Response: The Company has added pro forma adjustment (o) on page 166 of Amendment No. 2 to provide an explanation for the $60,000 pro forma adjustment to the line item, Long-term debt, net of discount and deferred financing costs.

10.	Refer to pro forma adjustment (m) where you are adjusting accounts payable to include estimated transaction costs totaling $62.5 million, which represents direct, incremental costs of the Transaction that are not yet reflected in the historical financial statements of Talos Energy and Stone Energy. Please tell us how this adjustment is factually supportable. In addition, you state the offset to the adjustment to accounts payable is an increase to Accumulated deficit. However, the adjustment to Accumulated deficit totals $628 million; therefore, it appears you are adjusting Accumulated deficit for additional items. As indicated in our prior comment 22, please present all pro forma adjustments on a gross basis on the face of the pro forma balance sheet, or alternatively, include the components of the adjustment in the notes to the pro forma financial statements.

Response: The Company respectfully advises the Staff that the pro forma adjustment related to estimated transaction costs that are not yet reflected in the historical financial statements of Talos Energy and Stone Energy was derived based on a review of historical expenses already incurred by Talos Energy and Stone Energy, the expected schedule to close the Transactions, and contracted or otherwise expected venders’ services and fees, and thus believes the adjustment is factually supportable. The Company has revised the presentation of accumulated deficit on page 162 of Amendment No. 2 to present all pro forma adjustments on a gross basis on the face of the pro forma balance sheet.

11.	Refer to pro forma adjustment (k) where you state you are eliminating Member’s equity of Talos Energy and the historical stockholders’ equity of Stone Energy. It does not appear you have eliminated the Accumulated deficit account balance of Stone Energy which should be done to record the business combination. In addition, it is unclear why you have eliminated the Member equity account balance of Talos Energy. Finally, pro forma adjustment (k) also includes adjustments to record the issuance of New Talos shares to Stone Energy and Talos Energy which are not discussed in the notes. Please revise your pro forma balance sheet and related notes accordingly to address these matters.

Response: The Company has revised pro forma adjustments (k), (p) and (q) on pages 162 and 166 of Amendment No. 2 to address the matters identified in the comment.

12.	We note in response to prior comment 26 you now state the weighted average shares outstanding was calculated based on the number of New Talos shares to be issued to Stone Energy and quantify that amount based on Stone Energy’s number of shares outstanding as of September 30, 2017. Please include additional details of the number of shares to be issued to Talos Energy and under the Exchange Agreement such that a reader may understand how the 54 million average shares outstanding number was derived.

Response: The Company added a table to pro forma adjustment (i) on page 166 of Amendment No. 2 to further clarify how the 54 million shares outstanding number was derived.

Business, page 188

Talos Energy, page 188

Summary of Reserves, page 193

13.	We note that you have not yet provided us with the information required by prior comments 33, 34 and 35. We will need sufficient time to consider those responses.

Response: In response to the Staff’s prior comment 33, on March 6, 2018, the Company supplementally provided the 2017 development schedule of Talos Energy, indicating for each future annual period, the number of gross wells to be drilled, the net quantities of reserves and the estimated capital expenditures necessary to convert all of the proved and all of the probable undeveloped reserves disclosed as of December 31, 2017 to developed reserves. The annual development plan is reserved to Talos Energy’s management’s discretion and such plan is reviewed and approved internally each year based on the availability of capital, project economics, commodity price outlook and technical uncertainties. The projects are tested under various commodity price outlooks and only those projects in which Talos Energy’s management is reasonably certain of proceeding are included in the development schedules. However, these plans are subject to change based upon many factors, including significantly changing forward commodity prices and operating costs, recent unexpected well results and consummated acquisitions. While the Board of Directors of Talos Energy does not approve the annual development schedule, it does approve the annual budget which is in part based on schedules derived from Talos Energy’s proved and probable reserve report. The Board of Directors of Talos Energy also reviews Talos Energy’s annual report, which includes disclosure of revisions to its oil and natural gas reserves and proved undeveloped development plans.

In response to the Staff’s prior comment 34, on March 6, 2018, the Company supplementally provided the 2017 development schedule of Talos Energy, indicating for each future annual period, the number of gross wells to be drilled, the net quantities of reserves and the estimated capital expenditures necessary to convert all of the proved and all of the probable developed non-producing reserves to be disclosed as of December 31, 2017. As referenced in the development schedules, activities necessary to initiate production from the proved non-producing wells include conversions via recompletions of behind pipe zones in existing wells. The probable non-producing reserves are associated with proved non-producing reserves resulting from incremental performance.

In response to the Staff’s prior comment 35, Talos Energy’s December 31, 2017 development schedules take into consideration all of the proved undeveloped reserves as well as capital expenditures relating to probable reserves and other obligations. The Company has revised the 2017 disclosure as follows:

“Future development costs associated with its PUD reserves as of December 31, 2017 total approximately $447.7 million. When considering capital expenditures associated with other exploration projects and abandonment obligations, Talos Energy expects to fund the development of PUD reserves using cash flows from operations and, if needed, availability under the Bank Credit Facility, in each future annual period prior to the five year expiration.”

Financial Statements

14.	Please revise to provide updated financial statements and pro-forma statements as required by Rules 3-12 and 11-02 of Regulation S-X.

Response: The Company has provided updated financial statements and pro forma financial statements as required by Rules 3-12 and 11-02 of Regulation S-X in Amendment No. 2.

15.	We note your response to prior comment 42. We note that New Talos will be required to meet a minimum work program during a four-year exploration period for the development of Mexican acreage, Blocks 2 and 7, under production sharing contracts with the National Hydrocarbons Commission of Mexico. The aggregate value of the minimum work program under these contracts is approximately $143 million, of which Talos Production is responsible for a pro rata portion based on its participation interest - 45% in Block 2 and 35% in Block 7. We note that if Talos Production or the Consortium is unable to meet the minimum work program, after the completion of the Transactions, New Talos, whose principal asset will be 100% of the equity interests in Talos Production, could be liable along with the other members in the Consortium for the full remaining financial guarantee, and the CNH could rescind. In this regard, it appears that you will have material obligations under such contracts. Additionally, we note disclosures pertaining to these production sharing contracts which describe the acreage and potential royalties. Disclosures on page 189 and 193 indicate that Talos Production has participation interests in approximately 162,904 gross acres with numerous high impact prospects in well-established and emerging plays, and that operating profit to the Consortium after the allocation for cost recovery and royalties on Blocks 2 and 7 is 44% and 31%, respectively. Based on the foregoing, please file these contracts or provide a more detailed analysis explaining why these contracts are not material and why you are not substantially dependent on them. Refer to Item 601(b)(10) of Regulation S-K. Refer to Item 21 of Form S-4 and Item 601(b)(10) of Regulation S-K.

Response: The Company has filed both of these contracts as exhibits with Amendment No. 2.

Should any member of the Staff have a question regarding our responses to the comments set forth above, or need additional information, please do not hesitate to contact me at (337) 521-2020 or John T. Goodgame at (713) 220-8144.

Sincerely,

By:	/s/ James M. Trimble
Name:	James M. Trimble
Title:	Interim Chief Executive Officer
and President

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